UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

FirstPlus Financial Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

33763B103
(CUSIP Number)

DAVID J. ADLER, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 33763B103

1	NAME OF REPORTING PERSON ROBERT O’NEAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,530,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,530,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,530,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 33763B103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                     Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of FirstPlus Financial Group, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 122 W. John Carpenter Freeway, Suite 450, Irving, Texas 75039-2001.

Item 2.                     Identity and Background.

(a)           This statement is filed by Robert O’Neal.

(b)           The principal business address of Mr. O’Neal is c/o FirstPlus Financial Group, Inc., 122 W. John Carpenter Freeway, Suite 450, Irving, Texas 75039-2001.

(c)           The principal occupation of Mr. O’Neal is serving as Administrator of Health Services of Meches Testing and Rehabilitation (“Meches”).  The principal business of Meches is acting as a health services provider.  The principal business address of Meches is 324 North 23rd St., Beaumont, Texas 77707.

(d)           Mr. O’Neal has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. O’Neal has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. O’Neal is a citizen of the United States of America.

Item 3.                    Source and Amount of Funds or Other Consideration.

All of the Shares held by Mr. O’Neal were paid for using his personal funds.  The aggregate purchase price of the Shares reported herein is $401,515.

Item 4.                    Purpose of Transaction.

The Shares were acquired for investment purposes.  Mr. O’Neal does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

CUSIP NO. 33763B103

Item 5.                    Interest in Securities of the Issuer.

(a)           The aggregate percentage of the Shares reported beneficially owned by Mr. O’Neal is based upon 49,845,090 Shares outstanding as of November 12, 2007, as reported in the Issuer’s Quarterly Report on Form 10-QSB, for the quarter ended September 30, 2007 and filed with the Securities and Exchange Commission on November 14, 2007.

As of the close of business on January 31, 2008, Mr. O’Neal beneficially owned 2,530,300 Shares, constituting approximately 5.1% of the Shares outstanding.

(b)           Mr. O’Neal has sole power to vote and dispose of the 2,530,300 Shares.

(c)           Schedule A annexed hereto lists all transactions in the Shares by Mr. O’Neal during the past sixty days.  All of such transactions were effected in the open market.

(d)           No person other than Mr. O’Neal is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships With Respect toSecurities of the Issuer.

There are no contracts, arrangements, understandings or relationships between Mr. O’Neal and any other person, with respect to the securities of the Issuer.

Item 7.                    Material to be Filed as Exhibits.

Not Applicable.

CUSIP NO. 33763B103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2008

/s/ ROBERT O’NEAL
ROBERT O’NEAL

CUSIP NO. 33763B103

SCHEDULE A

Transactions in the Shares by Mr. O’Neal During the Past 60 Days:

Shares Purchased	Price Per Share ($)	Date of Purchase

660,000	0.110	1/24/08
95,000	0.105	1/24/08
125,000	0.100	1/24/08
20,000	0.098	1/24/08